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                             November 8, 2021

       Ross Sklar
       Chief Executive Officer
       Starco Brands, Inc.
       250 26th Street, Suite 200
       Santa Monica, CA

                                                        Re: Starco Brands, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed October 21,
2021
                                                            File No. 024-11622

       Dear Mr. Sklar:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A Filed October 21, 2021

       The Company's Business
       Principal Products and Services
       Future Product Offerings of Starco Brands
       Whipshots, page 27

   1. Please revise the disclosure regarding your license agreement with Washpoppin Inc. to disclose the royalty
rates that are discussed in Schedule A, Section 7 of the agreement. In addition, please revise
to quantify the amount of ownership units of Whipshots LLC you intend to issue to
Washpoppin Inc. under the agreement, or tell us why you believe you are not required to do
so.
   2. We note that you are required to make "purchase price payments" under your Intellectual
 Ross Sklar
Starco Brands, Inc.
November 8, 2021
Page 2
      Property Purchase Agreement based on a percentage of gross revenues actually received by your company from your sale of Whipshots/Whipshotz products. Please revise to disclose the range of such purchase price payments of not more than 10 percentage points (for example, between twenty and thirty percent).
      Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at
(202) 551-
3222 with any other questions.



                                                         Sincerely,
FirstName LastNameRoss Sklar
                                                         Division of
Corporation Finance
Comapany NameStarco Brands, Inc.
                                                         Office of Trade &
Services
November 8, 2021 Page 2
cc:       Jeanne Campanelli
FirstName LastName